[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

January 10, 2014

BY HAND AND EDGAR

John Dana Brown
Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, DC 20549

Re:	Intrawest Resorts Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 16, 2013
File No. 333-192252

Dear Mr. Brown:

On behalf of Intrawest Resorts Holdings, Inc. (the “Company”), enclosed is a copy of Amendment No. 2 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the filing of Amendment No. 1 to the Registration Statement with the Commission on December 16, 2013.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of December 31, 2013 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

General

1.	We note your response to our prior comment 2. Please eliminate language which appears to be intended for your customers, rather than investors. For example, we note the words “[l]ifelong friends enjoying one of the many guided adventures offered by CMH” from the second page of graphics, and the words “[e]njoying some hot cocoa after a long day of skiing” and “[u]nwinding in the hot tub after a long day in knee deep powder” from the third page of graphics. Your graphics should be limited to your products or the services you provide and text accompanying your graphics should be only used to the extent necessary to explain briefly the visuals in the presentation.

The Company has revised the graphics and removed the referenced phrases.

John Dana Brown

Securities and Exchange Commission

January 10, 2014

2.	Please revise to clarify who owns all of the realty depicted each of the images accompanying the statements “Summer Blues Festival in Mont Tremblant, Quebec,” “Main Street view of Steamboat Resort, Colorado,” and “Backpacking outside of Mont Tremblant, Quebec.”

The Company confirms that it owns or operates all resort properties depicted in the images.

3.	Please confirm to us that the persons depicted in all images are either your employees or customers using your services.

The Company confirms that the persons depicted in all images are either employees or customers of the Company.

4.	We note your response to our prior comment 3. We note that the term “guest” does not appear to clearly represent the reality of the business transaction that takes place when a person purchases goods or services and is required to provide monetary value in return for such goods or services. We note that the prospectus is an offering document addressed to potential investors which should describe your business and the securities offered therein. Investors are entitled to rely on the prospectus as a business document in order to make an informed business decision to invest in your securities. Please revise.

The Company has revised the Registration Statement to remove references to the Company’s customers as “guests.” The Company respectfully submits that the term “CMH Guest Nights” is clearly defined on pages 10, 18, 49 and 59 as “the number of paid nights skiing or hiking customers spend at [the Company’s] CMH lodges in a given period.” Accordingly, the Company respectfully submits that it believes that the use of “CMH Guest Nights” as a key performance indicator is not confusing to investors and does not impair their ability to make an informed business decision with respect to an investment in the Company’s securities.

Prospectus Summary, page 1

5.	Please revise the last sentence of the second paragraph to include a specific cross-reference to where “Initial Stockholders” is defined.

The Company has revised page 1 to include a cross-reference to where “Initial Stockholders” is defined.

Overview, page 1

6.	We note your response to our prior comment 6 and reissue. Please disclose in this section your revenues and net losses for the most recently completed audited fiscal year and most recent interim stub and your current debt level. We continue to believe that this represents information that is material to investors. To the extent that you believe providing brief additional information to provide context will also be helpful to investors you may consider doing so.

The Company has added a paragraph to the “Overview” section to include the Company’s current debt level and its revenues and net losses for the most recently completed audited fiscal year and most recent interim stub period.

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John Dana Brown

Securities and Exchange Commission

January 10, 2014

7.	Please tell us the basis for your statement in the first paragraph that “CMH provides helicopter accessed skiing, mountaineering and hiking to more skiable terrain than all lift accessed mountain resorts in North America combined.”

Concurrent with this submission, the Company is providing the Staff, under separate cover, support for the statement that “CMH provides helicopter accessed skiing, mountaineering and hiking to more skiable terrain than all lift accessed mountain resorts in North America combined.”

Our Business, page 1

8.	Please provide us the basis for your statement on page 2 that your resorts receive “more snowfall than the applicable regional average.”

Concurrent with this submission, the Company is providing the Staff, under separate cover, support for the statement that its resorts receive “more snowfall than the applicable regional average.”

9.	We note the statement on page 2 that “in each of [y]our markets, [y]our resorts are established leaders.” This statement may suggest that each of your resorts is the top resort in its respective market region such as the Northeast, Southeast, Rocky Mountains, or Pacific Southwest. Please provide us the basis for this. In the alternative please revise the disclosure to appropriately reflect the market positions of your resorts. Please similarly revise the references on page 5 to “Market Leading Mountain Resorts” and “the market leaders they are today.”

The Company has revised the Registration Statement to remove references to the Company’s individual resorts being market leading.

The Company has retained references to the Company being a “Market Leading Mountain Resort Company.” The Company respectfully submits that this statement is supported by the fact that the Company is one of the largest mountain resort companies in North America by skier visits. Please see the supporting materials provided to the Staff as part of the Company's supplemental submission to the Staff on November 12, 2013.

Mammoth Mountain, page 4

10.	Please revise to explain what you mean by “high-end logistics” in the paragraph preceding the Canadian Mountain Holidays section.

The Company has deleted references to “high-end logistics.”

Growth Strategies, page 6

Increase Revenues, page 6

Targeted growth capital investments, page 6

11.	Please revise to define exactly what you mean by “high return-on-investment” in the last sentence.

The Company has deleted references to “high return-on-investment.”

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John Dana Brown

Securities and Exchange Commission

January 10, 2014

Continue to Improve Operating Efficiency and Margins, page 6

12.	Please revise to briefly describe the ways in which you reduced variable operating costs at your resorts during the 2011/2012 ski season. Please also revise your Management’s Discussion and Analysis to discuss as appropriate.

The Company has revised pages 7, 65, 69 and 84 to include a brief description.

Pursue Strategic Acquisitions and Operating Relationships, page 7

13.	Please revise to clarify that there is no guarantee you will be able to acquire complementary resorts at attractive valuations.

The Company has revised page 7 to clarify that there can be no assurance that the Company will be able to acquire complementary resorts at attractive valuations.

Our Restructuring and Refinancing, page 7

14.	We note your response to our prior comment 24. Please revise the chart on page 8 to disclose the percentage of ownership to be held by the partners or please tell us why this is not necessary.

The Initial Stockholders own 100% of the Company’s capital stock prior to the offering. The Initial Stockholders are Luxembourg corporations that are wholly owned by a private equity fund partnership (Cayman L.P.) controlled by Fortress. Some of the partners of the partnership were creditors of the Company prior to the Refinancing and Restructuring. In connection with the Restructuring, (i) the holders of the “notes payable to affiliates” agreed to modify such indebtedness to release the Company’s subsidiaries as obligors and (ii) the Company issued an aggregate of 42,999,900 shares of its common stock to the Initial Stockholders as described on page 7. No shares of common stock of the Company were issued to the “affiliates” in connection with the Restructuring. Therefore, the Company respectfully submits that the chart on page 8 will accurately reflect the ownership of the Company after giving effect to the consummation of the Restructuring and the initial public offering. More detailed information regarding the ownership of Cayman L.P. is disclosed in “Principal and Selling Stockholders.”

The Refinancing, page 9

15.	Please revise to define “the Pro Forma Transactions” in the place where first used.

The Company has defined the Pro Forma Transactions on page 9.

Risk Factors, page 17

Our operations are subject to extensive laws, page 19

16.	Please revise to disclose the expected cost associated with the “certain remediation activities.” In addition please briefly describe these activities.

The Company has revised page 23 to discuss the expected remediation costs and activities.

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John Dana Brown

Securities and Exchange Commission

January 10, 2014

Our Business, page 71

Our Strengths, page 72

Geographically Diversified Portfolio, page 72

17.	Please revise to define and quantify “convenient driving distance.”

The Company has deleted the reference to “convenient driving distance.”

Principal and Selling Stockholders, page 102

18.	We note that the table on page 102 only lists “Initial Stockholders.” Please revise the table to separately list each selling security holder.

The Company has revised page 105 to list the sole selling stockholder.

Description of Certain Indebtedness, page 107

Notes Payable to Partners, page 108

19.	Please revise to define and identify the “partners” here. You refer to the indebtedness as “payable to partners” but the discussion refers to “certain lenders.” In addition please confirm to us that any reference to “partners” in the prospectus is in relation to a partnership agreement, or please revise to use a different term throughout.

The Company has revised the Registration Statement to use the term “affiliates” in place of “partners” throughout in order to clarify the relationship between the lenders and the borrower.

Exhibit Index

20.	We note your response to our prior comment 37. Please file all exhibits with all attached schedules and exhibits with your next amendment.

The Company has filed Exhibits 10.3, 10.4, 10.6, 10.9 and 10.13 in response to the Staff’s comment and the Company intends to file the remaining exhibits to the Registration Statement prior to requesting effectiveness of the Registration Statement.

Exhibit 10.19

21.	We note that the signatures are indicated as “illegible.” Please file a finalized agreement with conforming signatures.

The Company has re-filed Exhibit 10.19 to include the conformed signatures.

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John Dana Brown

Securities and Exchange Commission

January 10, 2014

Please telephone the undersigned at (212) 735-2918 if you have any questions or require any additional information.

Very truly yours,

/s/ Gregory A. Fernicola

Gregory A. Fernicola

cc:	Kristin Shifflett, Securities and Exchange Commission
Amy Geddes, Securities and Exchange Commission
William Jensen, Chief Executive Officer, Intrawest Resorts Holdings, Inc.
Joshua B. Goldstein, Chief General Counsel, Intrawest Resorts Holdings, Inc.
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

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